Exhibit 99.1

51job, Inc. to Hold Extraordinary General Meeting of Shareholders

SHANGHAI, March 29, 2022 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held at 9:00 a.m. (Shanghai time) on April 27, 2022, at Building 3, No. 1387 Zhang Dong Road, Shanghai 201203, People’s Republic of China, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger, dated as of June 21, 2021, as amended by amendment No. 1 to agreement and plan of merger, dated as of March 1, 2022 (as so amended and as may be further amended from time to time, the “Merger Agreement”), between the Company and Garnet Faith Limited, an exempted company with limited liability incorporated under the law of the Cayman Islands (“Merger Sub”), and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the Merger, Merger Sub will merge with and into the Company (the “Merger”) with the Company being the surviving company. If consummated, the Merger would result in the Company becoming a privately held company and its American depositary shares (each representing one common share, par value US$0.0001 per share) (the “ADSs”) would no longer be listed or traded on any stock exchange, including the NASDAQ Global Select Market, and the Company’s ADS program would be terminated. In addition, the Company’s ADSs and common shares represented by the ADSs will cease to be registered under Section 12 of the United States Securities Exchange Act of 1934, as amended, following the consummation of the Merger.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of a special committee of independent and disinterested directors established by the Board (the “Special Committee”), authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, including the Merger, and recommends that the Company’s shareholders and ADS holders vote FOR, among other matters, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

Shareholders of record as of the close of business in the Cayman Islands on April 14, 2022 will be entitled to attend and vote at the EGM and any adjournment thereof. ADS holders as of the close of business in New York City on March 29, 2022 will be entitled to instruct JPMorgan Chase Bank, N.A., in its capacity as the ADS depositary, to vote the common shares represented by their ADSs at the EGM.

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51job, Inc. to Hold Extraordinary General Meeting of Shareholders

March 29, 2022

Additional information regarding the EGM, the Merger Agreement and the Plan of Merger can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy materials, including the definitive proxy statement, will be mailed to the shareholders and ADS holders of the Company. Requests for additional copies of the definitive proxy statement should be directed to Innisfree M&A Incorporated, the proxy solicitor, at +1 (877) 750-0637. Banks and brokers may contact Innisfree M&A Incorporated at +1 (212) 750-5833.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed Merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase, or the solicitation of an offer to sell, any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, http://www.lagou.com, and http://www.51mdd.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning more than 30 cities across China.

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51job, Inc. to Hold Extraordinary General Meeting of Shareholders

March 29, 2022

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “confident” and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; growth and trends of the human resource services industry in China; market acceptance of 51job’s products and services; competition in the industry; 51job’s ability to control costs and expenses; 51job’s ability to retain key personnel and attract new talent; relevant government policies and regulations relating to 51job’s industry, corporate structure and business operations; seasonality in the business; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; and fluctuations in general economic and business conditions in China and globally, including the impact of the coronavirus or other pandemic. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact

Investor Relations, 51job, Inc.

Tel: +86-21-6879-6250

Email: ir@51job.com

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